Clinuvel Pharmaceuticals Limited

July 9, 2026

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Vanessa Robertson
Bonnie Baynes Joe McCann Lauren Sprague Hamill

Re:	Clinuvel Pharmaceuticals Limited
Registration Statement on Form 20-F
File No. 001-43353 Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on July 6, 2026, in which we requested the acceleration of the effective date of the above-captioned Registration Statement for July 8, 2026, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter, in accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended. Clinuvel Pharmaceuticals Limited is no longer requesting that such Registration Statement be declared effective at such date and time, and we hereby formally withdraw our request for acceleration of the effective date of the above-captioned Registration Statement.

Very truly yours,

Clinuvel Pharmaceuticals Limited

By:	/s/ Philippe Wolgen
Name:	Philippe Wolgen
Title:	Managing Director and Chief Executive Officer